Exhibit 99.1

Company Contact Information: David Aber, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Ehud Helft/ Porat Saar CCG Investor Relations Israel Tel: +646.233.2161 Email: rrsat@ccgisrael.com

For Immediate Release

DIGITAL MEDIA CENTRE AND RRSAT LAUNCH
GLOBAL BROADCAST ALLIANCE

Amsterdam, The Netherlands & Re’em, Israel, September 8, 2010: Digital Media Centre (DMC), one of Europe’s most advanced digital media facilities and RRsat (NASDAQ: RRST), a global communications network, have announced a new partnership focused on offering complete global playout and content delivery solutions.

DMC and RRsat have combined capabilities and hooked up their networks, through a dedicated fibre connection, to offer a cost effective, global playout and delivery service with a range of advanced solutions. The alliance will combine DMC’s world class capabilities in multi-lingual, multi-territory playout solutions with RRsat’s outstanding global content management and distribution services.

The partnership has been launched to satisfy the growing demand from media companies and channel owners for a cost-efficient centralised approach to reaching large audiences. The alliance meets the need for localised content working with a single service partner for comprehensive end to end delivery worldwide, including disaster recovery and backup services.

DMC, launched in 2000, provides advanced playout, content management, multi-territory and multi-lingual solutions. DMC currently delivers over 60 HD and SD channels including History Channel, National Geographic, MGM, E! and Fox. With a history of innovation, DMC first launched a HD channel and full digital delivery in 2006 and made its first 3D broadcast in 2010.

RRsat, a NASDAQ publicly traded company (RRST) based in Israel, provides playout, production and connectivity services for globally transmitted channels. The RRsat Global Network offers extensive distribution coverage currently provided to more than 550 channels  including Fox News and Sports, MGM, BabyTV, FashionTV and Nickelodeon using over 50 satellite platforms in more than 150 countries through its teleport, satellite and fibre capacity to regions including North America, Europe, Africa and Asia.

Robin Kroes, Vice President, Commercial, Operations and Corporate Development at DMC, said: “As the media industry becomes fully digitized, broadcasting without geographical boundaries is now a reality. DMC has always been a leader in the European market, offering its clients cost competitive, multi-territory, multi-language playout solutions. We are tremendously excited to now be working side by side with RRSAT in a new, global broadcast service to take our offering to a global scale. We believe that the bundling of our capabilities with RRsat’s leading fibre and satellite networks will deliver a convenient, high quality, cost efficient service that clients will find very appealing.”

Lior Rival, Vice President, Sales and Marketing at RRsat, commented: “Our strategy has been to build an extensive content management and distribution network of fibre and satellites to offer clients a global, one-stop service. We are delighted to partner with DMC, a recognized leader in playout, based in mainland Europe, to continue to offer first class, global solutions together, with a complementary focus and philosophy.”

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About The DMC
The Digital Media Centre (DMC) is one of Europe’s leading providers of channel playout services, TV distribution and content delivery for new media applications. The Amsterdam-based advanced digital-media facility specialises in multi-lingual and multi-platform broadcasting in standard and high definition.

The DMC currently transmits more than 60 channels across continental Europe, the UK Middle East, Asia and South Africa including National Geographic Television, E! Entertainment, MGM, History Channel, Extreme Sports Channel, Zone Reality, Playboy and others.

The DMC is owned by Chellomedia, the European content division of Liberty Global, Inc. and a leading international media company, and distributor of channels, content, and video services.

For more information please visit www.digitalmediacentre.com

For more information contact Braben on +44 (0)20 7025 8021 or DMC@braben.co.uk

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

For more information please visit www.rrsat.com

For more information contact éclat on +441276 486000 or RRsat@eclat.co.uk

Safe Harbor Statement for RRsat Global Communications Netwrok Ltd.
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, including the growth of the market for religious content and programming, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.